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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               REGENT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.06 2/3 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   629193 30 1
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                                 (CUSIP Number)


                                ANTHONY ESCAMILLA
                               REGENT GROUP, INC.
                            720 MILTON ROAD, SUITE J3
                               RYE, NEW YORK 10580
                                 (914) 921-6389
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                  JULY 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)



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--------------------------                          ----------------------------
CUSIP NO.     629193 30 1       SCHEDULE 13D
--------------------------                          ----------------------------

------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              ANTHONY ESCAMILLA (###-##-####)
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                             / /
                                                                             (b)
                                                                             / /
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

              SC  (SEE ITEM 3)
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   / /

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
---------------------------------------- ------ --------------------------------
    NUMBER OF               7    SOLE VOTING POWER        1,040,541 (SEE ITEM 5)
     SHARES               ------ -----------------------------------------------
  BENEFICIALLY              8    SHARED VOTING POWER                         -0-
    OWNED BY              ------ -----------------------------------------------
      EACH                  9    SOLE DISPOSITIVE POWER    1,040,541(SEE ITEM 5)
    REPORTING             ------ -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER                    -0-
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,040,541(SEE ITEM 5)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES

                                                                             / /
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.5% (SEE ITEM 5)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

              IN
------------ -------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $ .06 2/3 per share (the "Issuer Common Stock"), of Regent Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 720 Milton Road, Suite J3, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This Statement is being filed by Anthony Escamilla (the "Reporting Person").

                  (b) The Reporting Person resides at 200 West 85th St., Apt. 2B, New York, New York 10024.

                  (c) The Reporting Person's principal occupation is Chief Executive Officer of the Issuer.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

                  (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                  (f) The Reporting Person is a citizen of the United State of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), dated as of July 1, 1999, by and between the Issuer and the individuals set forth on Exhibit 99.1 attached hereto (the "Sellers"), the Issuer acquired from the Sellers all of the outstanding membership interest in Stock Siren.com, LLC ("Siren") in exchange for an aggregate of 11,550,000 shares of the Issuer Common Stock. The number of shares of Issuer Common Stock received by each Seller pursuant to the Purchase Agreement is listed on
Exhibit 99.1 attached hereto. The transactions contemplated by the Purchase Agreement were consummated on July 14, 1999. Giving effect to the completion of the transactions contemplated by the Purchase Agreement, the Reporting Person beneficially owns an aggregate of 1,040,541 shares of Issuer Common Stock (representing 7.5% of the outstanding shares of the Issuer Common Stock on July 14, 1999).

                  A copy of the Purchase Agreement is attached as an Exhibit to the Issuer's Current Report on Form 8-K, dated July 14, 1999 (the "8-K") and is specifically incorporated herein by reference as Exhibit 99.2. The descriptions herein of such Purchase Agreement are qualified in their respective entirety by reference to such Exhibit.



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ITEM 4. PURPOSE OF TRANSACTION.

                  The Reporting Person acquired his shares of the Issuer Common Stock for investment purposes and not with the view to or for sale in connection with any distribution thereof. The Reporting Person does not have any current intention or plan to effect any distribution of his shares of the Issuer Common Stock. Such Reporting Person from time to time may review the merits of his investment in the Issuer and evaluate his options with respect thereto.

                  In addition, pursuant to the terms of the Purchase Agreement, the members of Siren have designated four persons to the Issuer's Board of Directors, one of whom is the Reporting Person. The Reporting Person has also become an executive officer of the Issuer pursuant to the Purchase Agreement. Due to his position as a director and executive officer of the Issuer, the Reporting Person will have the ability to influence changes in the management and the Board of Directors of the Issuer.

                  Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change his intention with respect to any and all of the matters referred to above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

                  (a). By reason of the execution of the Purchase Agreement and the simultaneous consummation of the transactions contemplated thereby, the Reporting Person is the beneficial owner of 1,040,541 shares of the Issuer Common Stock, which represent 7.5% of the total number of shares of the Issuer Common Stock outstanding as of July 14, 1999.

                  (b). The Reporting Person has sole voting and dispositive power with respect to all of the shares of the Issuer Common Stock set forth in response to Item 5(a) above which he beneficially owns or is deemed to beneficially own. The Reporting Person does not share voting and/or dispositive power with respect to any of the shares of the Issuer Common Stock set forth in response to Item 5(a) above which he beneficially owns or is deemed to beneficially own.

                  (c). Except for the execution of the Purchase Agreement and the simultaneous consummation of the transactions contemplated thereby, the Reporting Person has not effected any transactions in the Issuer Common Stock during the past 60 days.

                  (d) and (e). Not Applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

                  The Purchase Agreement provides for various rights and restrictions with respect to the shares of the Issuer Common Stock beneficially owned by the Reporting Person. The Purchase Agreement is incorporated herein by reference as Exhibit 99.2 and is incorporated in this Item 6 by reference, and the descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are being filed as Exhibits to this Statement and are each incorporated by reference herein.

EXHIBIT NO.                            DOCUMENT
-----------                            --------

       99.1 Name, address and number of shares of Issuer Common Stock owned by each Seller following the consummation of the transactions contemplated by the Purchase Agreement.

       99.2     Securities Purchase Agreement, dated as of July 1, 1999. (1)

       ----------------------------

(1) Incorporated by reference to the Exhibit of the Current Report on Form 8-K of Regent Group, Inc. filed with the Securities and Exchange Commission on July 14, 1999.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1999

                                         /s/ ANTHONY ESCAMILLA
                                         ---------------------------------------
                                         ANTHONY ESCAMILLA



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                                INDEX TO EXHIBITS

EXHIBIT NO.                            DOCUMENT
-----------                            --------
       99.1 Name, address and number of shares of Issuer Common Stock owned by each Seller following the consummation of the transactions contemplated by the Purchase Agreement.

       99.2     Securities Purchase Agreement, dated as of July 1, 1999. (1)

       ----------------------------

(1) Incorporated by reference to the Exhibit of the Current Report on Form 8-K of Regent Group, Inc. filed with the Securities and Exchange Commission on July 14, 1999.